UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON MAY 17, 2018

1.                                     Date, Time and Place: Held on May 17, 2018, at 8:30AM, at Rua Fidêncio Ramos, no. 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The majority of the effective members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat. The absence of Mr. João Carvalho de Miranda (Vice-Chairman of the Board of Directors) was justified and he was replaced, pursuant to the terms of item 4 of the Internal Regulation of the Board of Directors, by his alternate member, Mr. Sergio Augusto Malacrida Junior.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary

5.                                     Agenda: The members of the Company’s Board of Directors met to decide on: (i) the resignations letters by Mr. José Écio Pereira da Costa Junior and Mrs. Maria Paula Soares Aranha from the position of alternate members of the Board of Directors, and the appointment of the new alternate members of the Board of Directors; (ii) the resignation letter by Mr. Luiz Fernando Torres Pinto from the position of Officer without specific designation; and (iii) the appointment of Mrs. Andresa Garcia de Barros for the position of Secretary of the Personnel and Remuneration Committee.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

6.1                              Confirm the receipt of the resignation letters submitted on April 26, 2018 by Mr. José Écio Pereira da Costa Junior and Mrs. Maria Paula Soares Aranha from the position of alternate members of the Board of Directors’ of the Company, with effects as from May 1st, 2018.

In view of the resignations submitted, in accordance with Article 12 of the Bylaws, the Board of Directors approved the appointment of: (i) for the position of alternate member of Mr. José Luciano

Duarte Penido, on the Board of Directors, Mrs. VERA LUCIA DE ALMEIDA PEREIRA ELIAS, Brazilian citizen, married, accountant and lawyer, bearer of Identity Card RG No. 04106750-5, issued by the IFP/RJ, enrolled with the CPF/MF under No. 492.846.497-49, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Uruguay, nº 481, cj. 602, Zip Code 20510-060; and (ii) for the position of alternate member of Mr. Alexandre Gonçalves Silva, on the Board of Directors, Mr. SERGIO CITERONI, Brazilian, married, accountant and administrator, bearer of Identity Card RG No. 8.117.307-6 SSP/SP, issued by the SSP/SP, enrolled with CPF/MF under No. 042.300.688-6, resident and domiciled in the City of Barueri, State of São Paulo, at Alameda Canadá, nº 146, Residencial II, Alphaville, Zip Code 06470-230, both with term until the first General Shareholders’ Meeting to be held as from this date.

At the opportunity, the Board of Directors recognized Mr. José Écio Pereira da Costa Junior and Mrs. Maria Paula Soares Aranha for their relevant participation in the development of the Company’s governance, as alternate members of the Board of Directors and as members of the Statutory Audit Committee of the Company, whose terms of office were terminated in April 2018.

6.2                              Confirm the receipt of the resignation letter submitted on May 7, 2018 by Mr. Luiz Fernando Torres Pinto from the position of Officer without specific designation, for which he was elected at a meeting of the Board of Directors held on August 4, 2017, filed with the Commercial Registry of the State of São Paulo under No. 412.112/17-6, in session of June 6, September 2017. The duties for personnel and organizational development management will be assumed by the Chairman of the Executive Board (CEO).

At the opportunity, Mr. Luiz Fernando Torres Pinto was recognized by the Board the Directors for his significant contribution during the years he has been working with the Company, which were fundamental for its consolidation as a world leader in the eucalyptus pulp market.

6.3                              Approve the nomination of Mrs. Andresa Garcia de Barros, Brazilian citizen, single, psychologist, bearer of Identity Card RG No. 27.497.376-5, enrolled with CPF/MF under No. nº258.979.238-76, resident and domiciled in the City and State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, Zip Code 04551-010, for the position of Secretary of the Personnel and Remuneration Committee, effective as of this date.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Ernesto Lozardo; Sergio Malacrida (alternate for Mr. João Carvalho de Miranda); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; e Raul Calfat, and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, May 17, 2018

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

(Execution page of the Minutes of the Ordinary Meeting of the Board of Directors of

Fibria Celulose S.A., held on May 17, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO